Exhibit 99.2

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

	As of December 31, 2025	As of June 30, 2026 (unaudited)
	RMB	RMB	US$
Assets
Current assets:
Cash	8,168,373	17,728,773	2,612,898
Accounts receivable, net	22,484,728	2,492,716	367,381
Amounts due from related parties	998,871	961,883	141,764
Short-term prepayments	34,566,328	57,018,439	8,403,478
Short-term investments	4,596,952	4,592,800	676,895
Prepaid expenses and other current assets	14,551,849	30,729,536	4,528,973
Total current assets	85,367,101	113,524,147	16,731,389

Non-current assets:
Right-of-use assets, net	878,649	392,387	57,830
Deferred tax assets, net	159,497	159,497	23,507
Property and equipment, net	120,929	97,200	14,325
Intangible assets, net	654,088	503,145	74,154
Educational contents, net	17,920,312	10,190,689	1,501,922
Other non-current assets	178,281	75,343	11,104
Total non-current assets	19,911,756	11,418,261	1,682,842
Total assets	105,278,857	124,942,408	18,414,231

Liabilities
Current liabilities:
Borrowing from a third party	7,000,000	7,000,000	1,031,672
Accounts payable	22,112,683	5,157,082	760,060
Contract liabilities	5,174,606	3,023,994	445,682
Salary and welfare payable	1,648,969	1,663,674	245,195
Income taxes payable	7,121,280	7,159,149	1,055,128
Value added tax (“VAT”) and other tax payable	5,760,141	5,760,141	848,940
Other payables	1,383,388	1,541,914	227,250
Lease liabilities, current	785,968	326,432	48,110
Amounts due to related parties	104,597	120,507	17,761
Total current liabilities	51,091,632	31,752,893	4,679,798

Non-current liabilities:
Lease liabilities, non-current	48,033	—	—
Total non-current liabilities	48,033	—	—
Total liabilities	51,139,665	31,752,893	4,679,798

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

	As of December 31, 2025	As of June 30, 2026 (unaudited)
	RMB	RMB	US$
Commitments and contingencies

Shareholders’ equity
Class A Ordinary Shares (US$0.0001 par value; 9,900,000,000 shares authorized, 3,080,172,800 shares and 462,320,000 shares issued and outstanding as of June 30, 2026 and December 31, 2025)	323,529	2,126,994	308,016
Class B Ordinary Shares (US$0.0001 par value; 100,000,000 shares authorized, 54,790,000 shares and 54,790,000 shares issued and outstanding as of June 30, 2026 and December 31, 2025)	39,380	39,380	5,479
Additional paid-in capital	360,478,358	412,497,606	58,075,304
Treasury stock	(1,195)	(1,195)	(150)
Statutory reserves	23,573,981	23,573,981	3,318,034
Accumulated deficit	(341,073,614)	(354,599,377)	(47,743,918)
Accumulated other comprehensive income (loss)	4,970,214	3,764,911	(1,081,262)
Total Jianzhi Education Technology Group Company Limited’s shareholders’ equity	48,310,653	87,402,300	12,881,503
Noncontrolling interests	5,828,539	5,787,215	852,930
Total shareholders’ equity	54,139,192	93,189,515	13,734,433
Total liabilities and shareholders’ equity	105,278,857	124,942,408	18,414,231

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Net revenues	7,673,997	10,725,321	1,580,716
Cost of revenues	(6,152,154)	(9,693,101)	(1,428,586)
Gross profit	1,521,843	1,032,220	152,130

Operating expenses:
Sales and marketing expenses	(2,384,856)	(3,315,701)	(488,674)
General and administrative expenses	(5,749,151)	(10,363,725)	(1,527,413)
Research and development expenses	(2,235,578)	(919,062)	(135,453)
Total operating expenses	(10,369,585)	(14,598,488)	(2,151,540)
Loss from operations	(8,847,742)	(13,566,268)	(1,999,410)

Other income (expenses):
Investment income	—	391	58
Interest (expenses) income, net	(93,150)	1,739	256
Other income, net	29,813	467	69
Government grants	11,251	1,069	158
Total other (expenses) income, net	(52,086)	3,666	541

Loss before income tax	(8,899,828)	(13,562,602)	(1,998,869)

Income tax expenses	(267)	(4,485)	(661)
Net loss	(8,900,095)	(13,567,087)	(1,999,530)
Net loss attributable to noncontrolling interests	(366,538)	(41,324)	(6,090)
Net loss attributable to the Jianzhi Education Technology Group Company Limited’s shareholders	(8,533,557)	(13,525,763)	(1,993,440)

Net loss	(8,900,095)	(13,567,087)	(1,999,530)
Other comprehensive loss:
Foreign currency translation adjustments	(269,126)	(1,205,303)	(177,640)
Total comprehensive income	(9,169,221)	(14,772,390)	(2,177,170)
Net comprehensive loss attributable to noncontrolling interests	(366,538)	(41,324)	(6,090)
Comprehensive loss attributable to the Jianzhi Education Technology Group Company Limited’s shareholders	(8,802,683)	(14,731,066)	(2,171,080)

Loss per share – Basic and diluted	(0.07)	(0.01)	(0.00)

Weighted average number of shares - Basic and diluted	121,110,000	2,577,868,648	2,577,868,648

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
UNAUDITED CONDENSED CONSOLIDATION STATEMENTS OF CHANGES IN (DEFICITS) EQUITY
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

	Jianzhi Education Technology Group Company Limited shareholders’ equity
			Class A		Class B		Additional				Accumulated other	None
	Ordinary shares		Ordinary shares		Ordinary shares		paid-in	Treasury	Statutory	(Accumulated	comprehensive	controlling	Total
	Shares*	Amount	Shares*	Amount	Shares*	Amount	capital	stock	reserves	Deficit)	income	interests	shareholder’
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2024	169,110,000	112,784	—	—	—	—	318,979,171	(7,664)	23,557,710	(325,318,655)	6,261,156	6,389,911	29,974,413
Net loss	—	—	—	—	—	—	—	—	—	(8,533,557)	—	(366,538)	(8,900,095)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	(269,126)	—	(269,126)
Balance at June 30, 2025	169,110,000	112,784	—	—	—	—	318,979,171	(7,664)	23,557,710	(333,852,212)	5,992,030	6,023,373	20,805,192

Balance at December 31, 2025	—	—	462,320,000	323,529	54,790,000	39,380	360,478,358	(1,195)	23,573,981	(341,073,614)	4,970,214	5,828,539	54,139,192
Issuance of ordinary shares pursuant to private placements	—	—	2,317,852,800	1,596,792	—	—	22,534,347	—	—	—	—	—	24,131,139
Issuance of ordinary shares pursuant to registered direct offering	—	—	300,000,000	206,673	—	—	29,484,901	—	—	—	—	—	29,691,574
Net loss	—	—	—	—	—	—	—	—	—	(13,525,763)	—	(41,324)	(13,567,087)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	(1,205,303)	—	(1,205,303)
Balance at June 30, 2026	—	—	3,080,172,800	2,126,994	54,790,000	39,380	412,497,606	(1,195)	23,573,981	(354,599,377)	3,764,911	5,787,215	93,189,515
Balance at June 30, 2026 in US$	—	—	3,080,172,800	308,016	54,790,000	5,479	58,075,304	(150)	3,318,034	(47,743,918)	(1,081,262)	852,930	13,734,433

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”)

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Net cash used in operating activities	(13,153,333)	(20,914,522)	(3,082,407)

Cash flows from investing activities:
Proceeds from redemption of short-term investment	—	4,152	612
Purchase of property and equipment	(8,576)	—	—
Return of deposits for property and equipment	3,618,947	—	—
Purchase of educational contents	(160,379)	—	—
Prepayment for educational contents	—	(24,217,991)	(3,569,290)
Net cash used in investing activities	3,449,992	(24,213,839)	(3,568,678)

Cash flows from financing activities:
Proceeds from issuance share in a private offering	—	24,131,139	3,502,800
Proceeds from issuance share in a registered direct offering	—	29,691,574	4,309,935
Borrowings from related parties	246,245	—	—
Repayment to related parties	(517,478)	—	—
Net cash (used in) provided by financing activities	(271,233)	53,822,713	7,812,735

Effect of exchange rate changes on cash held in foreign currencies	7,222	866,048	247,379
Net decrease in cash	(9,967,352)	9,560,400	1,409,029
Cash at beginning of the period	12,461,382	8,168,373	1,203,869
Cash at end of the period	2,494,030	17,728,773	2,612,898

Supplemental disclosures of cash flows information:
Cash paid for income taxes	—	8,725	1,286
Cash paid for interest expenses	—	—	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Jianzhi Education Technology Group Company Limited (The “Company”) was incorporated in the Cayman Islands and registered as an exempted company with limited liability under the Companies Law of the Cayman Islands on March 12, 2018. The Company does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries. The Company and its subsidiaries are hereinafter collectively referred to as “the Company”.

In February 2024, the Company changed the ratio of its American Depositary Shares (“ADSs”) from one (1) ADS representing two (2) ordinary shares to one (1) ADS representing six (6) ordinary shares(the “ADS Ratio Change”). For Jianzhi’s ADS holders, the ADS Ratio Change has the same effect as a one-for-three reverse ADS split. Each ADS holder of record at the close of business on the date when the ADS Ratio Change is effective was required to surrender and exchange every three (3) existing ADSs then held for one (1) new ADS. Jianzhi’s ADSs continues to be traded on the Nasdaq Stock Exchange under the symbol “JZ.”

On June 16, 2025, the Company further changed the ratio of its ADSs from one (1) ADS representing six (6) ordinary shares to one (1) ADS representing sixty (60) ordinary shares (the “2025 ADS Ratio Change”). For Jianzhi’s ADS holders, the 2025 ADS Ratio Change had the same effect as a one-for-ten reverse ADS split. Each ADS holder of record at the close of business on June 16, 2025 was to surrender and exchange every ten (10) existing ADSs then held for one (1) new ADS.

On July 6, 2026, the Company changed the ratio of its ADSs from one (1) ADS representing sixty (60) class A ordinary shares to one (1) ADS representing one thousand and eight hundred (1,800) class A ordinary shares (the “2026 ADS Ratio Change”). For Jianzhi’s ADS holders, the 2026 ADS Ratio Change had the same effect as a one-for-fifty reverse ADS split. Each ADS holder of record on July 6, 2026 was required to surrender and exchange every thirty (30) existing ADSs then held for one (1) new ADS.

As of June 30, 2026, the Company’s major subsidiaries, VIE and VIE’s subsidiaries are as follows:

	Place and date of incorporation/	Percentage of ownership/interest/ voting rights		Issued and fully paid ordinary		Principal
Name	establishment	Directly	Indirectly	share capital		activities
Jianzhi Education Group Company Limited	British Virgin Islands (“BVI”), limited liability company March 20, 2018	100%	—	USD	1	Investment holding
Jianzhi Education Technology (HK) Company Limited (“Jianzhi HK”)	Hong Kong, limited liability company April 3, 2018	—	100% owned by Jianzhi Education (BVI)	HKD	1	Investment holding
Jianzhi Inc.	USA, limited liability company November 2 2022	—	100% owned by Jianzhi Education (BVI)	USD	1	Investment holding
HongKong Sentu Education Technology Ltd. (“Sentu HK”)	Hong Kong, November 14, 2016	—	100% owned by Jianzhi Education (HK)	HKD	10,000,000	Provision of training service
Jianzhi Century Technology (Beijing) Co., Ltd.	PRC, April 17, 2018	—	100% owned by Jianzhi Education (HK)	HKD	10,000,000	Provision of technical and management consultancy services
Beijing Sentu Lejiao Information Technology Co., Ltd (“Sentu Lejiao”)	PRC, June 13, 2016	—	100% owned by Jianzhi Beijing	RMB	10,000,000	Provision of IT related solution service
Sentu Shuzhi Technology (Beijing) Co., Ltd (“Sentu Shuzhi”)	PRC, June 2, 2021	—	100% owned by Sentu Lejiao	RMB	10,000,000	Provision of IT related solution service
Beijing Sentu Education Technology Co., Ltd. (“Beijing Sentu”)	PRC, May 27, 2011	—	Contractual arrangements	RMB	26,100,000	Provision of educational content and IT related solution services
Shanghai Ang’you Internet Technology Co., Ltd.	PRC, January 11, 2016	—	51.2% owned by Beijing Sentu	RMB	10,500,000	Provision of mobile media services and educational content
Guangzhou Xingzhiqiao Information Technology Co., Ltd.	PRC, May 6, 2011	—	100% owned by Beijing Sentu	RMB	1,000,000	Provision of mobile media services
Guangzhou Lianhe Education Technology Co., Ltd	PRC, September 28, 2016	—	100% owned by Guangzhou Xingzhiqiao	RMB	300,000	Provision of mobile media services and educational content
Wuhan Crossboarder Information Co., Ltd.	PRC, December 2, 2022	—	51% owned by Sentu Guoxin	RMB	1,000,000	Provision of technology, education consultancy (excluding agent services) services

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

VIE arrangements

The Company and its subsidiaries, VIE and VIE’s subsidiaries are under the control of Ms. Wang Peixuan (“Ms. Wang”), of which Ms. Wang effectively owns 54.78% interests in Beijing Sentu. In preparation for listing in a stock market of the United States of America, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries as a group underwent a reorganization through entering into various contractual arrangements (the “Contractual Arrangements”), which, effective from June 26, 2018, between Jianzhi Beijing, Beijing Sentu and their respective equity holders (the “Corporate Reorganization”) due to regulatory restrictions on foreign ownership in the radio and television program production and operation business and value-added telecommunications business in the PRC. The described contractual arrangements are as follows:

Exclusive Business Cooperation Agreement.

Pursuant to the Exclusive Business Cooperation Agreement, Beijing Sentu is obliged to pay service fee to Jianzhi Beijing for the exclusive services such as technical services, Internet support, business consulting, marketing consulting, system integration, product development and system maintenance. The service fee shall consist of 100% of the profit before tax of Beijing Sentu, after the deduction of all costs, expenses, taxes and other fee required under PRC laws and regulations. Beijing Sentu agrees not to accept the same or any similar services provided by any third party and shall not establish cooperation relationships similar to that formed by the Exclusive Business Cooperation Agreement with any third party, except with the prior written consent of Jianzhi Beijing. Beijing Sentu has unconditionally and irrevocably authorized Jianzhi Beijing or its designated person as its agent to (i) sign any necessary documents with third parties (including but not limited to customers and suppliers) on behalf of Beijing Sentu; and (ii) to handle all necessary documents and matters which will enable Jianzhi Beijing to exercise all or part of its rights under the Exclusive Business Cooperation Agreement on behalf of Beijing Sentu. And Jianzhi Beijing shall have exclusive proprietary rights to and interests in any and all intellectual property rights developed or created by itself and Beijing Sentu. The Exclusive Business Cooperation Agreement shall remain effective unless terminated (i) in accordance with the provisions of the Exclusive Business Cooperation Agreement; or (ii) the entire equity interests held by Registered Shareholders in Beijing Sentu have been transferred to Jianzhi Beijing or its designated person.

Exclusive Call Option Agreement.

Pursuant to the Exclusive Call Option Agreement, the Registered Shareholders have unconditionally and irrevocably granted Jianzhi Beijing or its designated purchaser the right to purchase all or part of their equity interests in Beijing Sentu (“Equity Call Option”). The purchase price payable by Jianzhi Beijing in respect of the transfer of equity interests upon exercise of the Equity Call Option shall be the higher of (a) the lowest price permitted under PRC laws and regulations or (b) the capital contribution in relation to the equity interests. Jianzhi Beijing or its designated purchaser shall have the right to purchase such proportion of equity interests in Beijing Sentu as it decides at any time. The Registered Shareholders shall return any amount of purchase price they received in the event that Jianzhi Beijing acquires the equity interests in Beijing Sentu.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

The Registered Shareholders and Beijing Sentu have jointly and severally further undertaken to Jianzhi Beijing that, without the prior written consent of Jianzhi Beijing, they shall not (i) in any manner supplement, change or amend the constitutional documents of Beijing Sentu, increase or decrease its share capital, or change the structure of its registered capital in other manner; (ii) sell, pledge, transfer or otherwise dispose of any assets, business or lawful revenue or create encumbrance over Beijing Sentu; (iii) incur, inherit, guarantee or assume any debt, except for debts incurred in the ordinary course of business other than payables incurred by a loan and for debts disclosed to and agreed in writing by Jianzhi Beijing; (iv) cause Beijing Sentu to execute any material contract with a value above RMB100,000, except the contracts executed in the ordinary course of business; (v) cause Beijing Sentu to provide any person with any loan, credit or guarantee; (vi) cause or permit Beijing Sentu to merge, consolidate with, acquire or invest in any person, or sell assets of Beijing Sentu with a value above RMB100,000; (vii) cause Beijing Sentu to enter into any transaction which may have substantial impact on the assets, liabilities, business operation, shareholding structure and other legal rights of Beijing Sentu, except the contracts executed in the ordinary course of business; and (viii) in any manner distribute dividends to their shareholders, provided that upon the written request of Jianzhi Beijing, Beijing Sentu shall immediately distribute all distributable profits to its shareholders.

The Exclusive Call Option Agreement shall remain effective unless terminated (i) in accordance with the provisions of the Exclusive Call Option Agreement or any other supplemental agreements; or (ii) the entire equity interests held by Registered Shareholders in Beijing Sentu have been transferred to Jianzhi Beijing or its designated person.

Exclusive Assets Option Agreement.

Pursuant to the Exclusive Assets Option Agreement, Beijing Sentu unconditionally and irrevocably granted an exclusive option to Jianzhi Beijing or its designated person to purchase all or any of its assets at the higher price of (a) the lowest price permitted under PRC laws and regulations or (b) the net book value of the assets. Jianzhi Beijing shall have absolute discretion as to when and in what manner to exercise the option to purchase assets of Beijing Sentu permitted by PRC laws and regulations. The Exclusive Assets Option Agreement shall remain effective unless terminated (i) in accordance with the provisions of the Exclusive Assets Option Agreement or any other supplemental agreements; or (ii) the entire equity interests held by Registered Shareholders in Beijing Sentu have been transferred to Jianzhi Beijing or its designated person.

Voting Rights Proxy Agreement.

Pursuant to the Voting Rights Proxy Agreement, each of the Registered Shareholders, unconditionally and irrevocably appoints Jianzhi Beijing, the authorized director and successor of Jianzhi Beijing or any liquidator replacing the director of Jianzhi Beijing (but excluding those who are shareholders of Beijing Sentu or who may give rise to conflict of interests) to exercise such shareholder’s rights in Beijing Sentu in accordance with PRC laws and the articles of Beijing Sentu, including without limitation to, the rights to (i) convene and participate in shareholders meetings; (ii) present proposed resolutions to the shareholders meetings; (iii) exercise the voting rights and adopt and execute resolutions, on matters to be discussed and resolved at shareholders meetings; (iv) nominate and appoint the legal representative (chairman of the board of directors), director(s), supervisor(s), chief executive officer (or general manager) and other senior management; (v) instruct the director(s) and legal representative of Beijing Sentu, as the case may be, to act in accordance with the instruction of Jianzhi Beijing; and (vi) set up the liquidation group and exercise all the rights the liquidation group may have during the liquidation period when Beijing Sentu encounters winding up, liquidation or dissolution.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Equity Pledge Agreement.

Pursuant to the Equity Pledge Agreement, each of the Registered Shareholders unconditionally and irrevocably pledged and granted first priority security interests over all of his/her/its equity interests in Beijing Sentu together with all related rights thereto to Jianzhi Beijing as security for performance of the Contractual Arrangements and all direct, indirect or consequential damages and foreseeable loss of interest incurred by Jianzhi Beijing as a result of any event of default on the part of the Registered Shareholders, Beijing Sentu and all expenses incurred by Jianzhi Beijing as a result of enforcement of the obligations of the Registered Shareholders and/or Beijing Sentu under the Contractual Arrangements. Upon the occurrence and during the continuance of an event of default (as defined in the Equity Pledge Agreements), Jianzhi Beijing shall have the right to (i) require the Registered Shareholders to immediately pay any amount payable under the Contractual Arrangements; or (ii) to exercise all such rights as a secured party under any applicable PRC law and the Equity Pledge Agreement, including without limitations, being paid in priority with the equity interests. The said equity pledge under the Equity Pledge Agreement takes effect upon the completion of registration with relevant administrative department of industry and commerce and shall remain valid until after all the contractual obligations of the Registered Shareholders and Beijing Sentu under the relevant Contractual Arrangements have been fully performed and all the outstanding debts of the Registered Shareholders and/or Beijing Sentu under the relevant Contractual Arrangements have been fully paid.

The Company believes that Beijing Sentu is considered a VIE under Accounting Codification Standards (“ASC”) 810 “Consolidation”, because the equity investors in Beijing Sentu no longer have the characteristics of a controlling financial interest, and the Company, through Jianzhi Beijing, is the primary beneficiary of Beijing Sentu and controls Beijing Sentu’s operations. Accordingly, Beijing Sentu has been consolidated as a deemed subsidiary into the Company as a reporting company under ASC 810.

As required by ASC 810-10, the Company performs a qualitative assessment to determine whether the Company is the primary beneficiary of Beijing Sentu which is identified as a VIE of the Company. A quality assessment begins with an understanding of the nature of the risks in the entity as well as the nature of the entity’s activities including terms of the contracts entered into by the entity, ownership interests issued by the entity and the parties involved in the design of the entity. The Company’s assessment of the involvement with Beijing Sentu reveals that the Company has the absolute power to direct the most significant activities that impact the economic performance of Beijing Sentu. Jianzhi Beijing is obligated to absorb a majority of the loss from Beijing Sentu activities and receive a majority of Beijing Sentu’s expected residual returns. In addition, Beijing Sentu’s shareholders have pledged their equity interest in Beijing Sentu to Jianzhi Beijing, irrevocably granted Jianzhi Beijing an exclusive option to purchase, to the extent permitted under PRC Law, all or part of the equity interests in Beijing Sentu and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by Jianzhi Beijing. Under the accounting guidance, the Company is deemed to be the primary beneficiary of Beijing Sentu and the financial positions, the operating results and cash flows of Beijing Sentu and Beijing Sentu’s subsidiaries are consolidated in the Company for financial reporting purposes.

Additionally, pursuant to ASC 805, as the Company and Beijing Sentu are under the common control, the corporate reorganization was accounted for in a manner similar to a pooling of interests. As a result, the Company’s historical amounts in the accompanying unaudited condensed consolidated financial statements give retrospective effect to the Corporate Reorganization, whereby the assets and liabilities of the Beijing Sentu and its subsidiaries are reflected at the historical carrying values and their operations are presented as if the Corporate Reorganization had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

The carrying amounts of the assets, liabilities and the results of operations of the VIE and VIE’s subsidiaries included in the Company’s unaudited condensed consolidated balance sheets and statements of operations and comprehensive loss, which are prepared before eliminating the inter-company balances and transactions between the VIE, the subsidiaries of the VIE and the Company and its subsidiaries, are as follows:

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB
Assets
Current assets:
Cash	5,993,098	608,751
Accounts receivable, net	20,252,220	2,560,207
Short-term prepayments	74,863	53,485
Short-term investments	4,596,952	4,592,800
Prepaid expenses and other current assets	3,811,815	9,610,909
Amount due from the Company and its subsidiaries*	28,182,432	26,394,688
Total current assets	62,911,380	43,820,840

Non-current assets:
Right-of-use assets, net	475,738	229,904
Deferred tax assets, net	159,497	159,497
Property and equipment, net	113,998	91,531
Total non-current assets	749,233	480,932
Total assets	63,660,613	44,301,772

Liabilities
Current liabilities:
Accounts payable	21,800,379	4,844,778
Contract liabilities	5,174,606	3,023,995
Salary and welfare payable	643,347	671,365
Income taxes payable	5,446,060	5,114,111
Value added tax (“VAT”) and other tax payable	3,937,133	3,937,133
Other payables	1,059,837	938,738
Lease liabilities, current	397,960	196,108
Total current liabilities	38,459,323	18,726,228

Non-current liabilities:
Lease liabilities, non-current	48,033	—
Total non-current liabilities	48,033	—
Total liabilities	38,507,356	18,726,228

*	As of December 31, 2025 and June 30, 2026, amounts due from the Company and its subsidiaries represent the receivables that VIEs had with the Company and its consolidation subsidiaries, which would be eliminated upon consolidation.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Revenue	5,104,599	7,323,208
Net loss	(2,021,261)	(1,429,911)

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Net cash provided by (used in) operating activities	(3,775,518)	(5,388,499)
Net cash used in investing activities	3,720,249	4,152
Net cash provided by financing activities	—	—

There are no pledge or collateralization of the VIE and VIE’s subsidiaries’ assets that can only be used to settled obligations of the VIE and VIE’s subsidiaries, except for the restricted net assets disclosed in Note 12. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets to the Company in the form of loans and advances or cash dividends.

As the VIE is incorporated as limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE in normal course of business.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance.

 The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE and VIE’s subsidiaries in its unaudited condensed consolidated financial statements as it may lose the ability to exert control over the VIE and their respective shareholders and it may lose the ability to receive economic benefits from the VIE and VIE’s subsidiaries. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and VIE.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of presentation

The unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The unaudited condensed financial information should be read in conjunction with the audited consolidated financial statements and the notes thereto, included in the Form 20-F for the fiscal year ended December 31, 2025.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2025. The results of income for the six months ended June 30, 2026 are not necessarily indicative of the results for the full years.

The unaudited condensed consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries. All intercompany transactions and balances among the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries have been eliminated upon consolidation.

Convenience Translation

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from Renminbi (“RMB”) into US dollars as of and for the six months ended June 30, 2026 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8751 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2026. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2026, or at any other rate.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable, net of allowance

Accounts receivable are amounts due from customers for goods delivered and services performed in the ordinary course of business and are recognized and carried at the original amount less an allowance for expected credit losses against uncollectible amounts. Accounts receivable balances are written off against allowances for doubtful accounts when they are determined to be uncollectible. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries generally do not require collateral from its customers.

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the unaudited condensed consolidated statements of loss and comprehensive loss. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries assess collectability by reviewing accounts receivable on an individual basis because the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had limited customers and each of them has difference characteristics, primarily based on business line and geographical area. In determining the amount of the allowance for credit losses, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries consider historical collectability based on past due status, the age of the balances, credit quality of the customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Revenue recognition

The core principle of ASC 606, Revenue from Contracts with Customers requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries identify its contracts with customers and all performance obligations within those contracts. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries then determine the transaction price and allocates the transaction price to the performance obligations within the contracts with customers, recognizing revenue when, or as, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries satisfy its performance obligations. The adoption of ASC 606 did not significantly change (1) the timing and pattern of revenue recognition for all of the revenue streams, and (2) the presentation of revenue as gross versus net. Therefore, the adoption of ASC 606 did not have a significant impact on Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ financial position, results of operations, equity or cash flows as of the adoption date.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ revenue recognition policies effective upon the adoption of ASC 606 are as follows:

Revenue from educational content service and other services

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries embed the digital educational content into various web-based or mobile-based online learning platforms to provide comprehensive educational resources or other services to education institutions and individual customers through B2B2C model or B2C model. Specifically, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries primarily provide subscription service, licensing service and other services.

(i) Subscription revenue

VIE and VIE’s subsidiaries generate subscription revenue primarily through (a) selling subscriptions to online learning platforms, to higher education institutions and other institutional customers under a B2B2C model mainly through the platform of Sentu Academy; (b) offering subscriptions concerning educational content in mobile video packages directly to end users under a B2C model through the platforms such as Fish Learning or Light Class etc.

VIE and VIE’s subsidiaries’ contracts have a single performance obligation for an integrated service and the transaction price is stated in the contracts, usually as a price per end-customers or educational content. Quantity of end-customers enrolled or courses provided is determined before rendering service. The subscription period for a majority of the educational content services is less than 12 months. Customers can access to the educational content anytime during the subscription period. The performance obligation is providing educational content database access and is satisfied over the subscription period. The revenue was recognized based on a straight-line basis over the subscription period. Subscription services cannot be cancelled and is not refundable after enrollment. All estimates are based on the historical experience, complete satisfaction of the performance obligation, and the management’s best judgment at the time the estimates are made. Returns and allowances are not a significant aspect of the revenue recognition process as historically they have been immaterial.

(ii) Licensing revenue

WFOE and its subsidiaries, VIE and VIE’s subsidiaries generate licensing revenue primarily through licensing select content copyrights to institutional customers based on their needs and preferences under a B2B2C model. Institutional licenses primarily include educational institutions and non-educational institutions, such as libraries, contractors of educational content and video platforms. Licensing, different from subscriptions to learning platforms, allows customers to store the licensed educational content to their system and allow their students/users to access such educational content directly through their own systems. The institutional customers pay for access by their respective students, faculty members or library patrons, as the case may be individuals and generally pay a one-time licensing fee at the fixed price stated in the contract to receive such products. The VIE and VIE’s subsidiaries also license copyrights of the special limited content in mobile video packages directly to end mobile users under a B2C model through cooperating with a leading telecommunications provider in China. The end mobile users redeem their reward points at the telecommunications provider for the video packages and the telecommunications provider compensates the VIE and VIE’s subsidiaries at the fixed price for each video packages stated in the contract. Licensing revenue is recognized at the point in time when control of the select content copyrights is transferred to customer, usually at the time when their customers received the select content. WFOE and its subsidiaries, VIE and VIE’s subsidiaries typically satisfy its performance obligations in contracts with customers upon control of the select content copyrights is transferred to customer, usually at the time when their customers received the select content, and the revenue is recognized at a point in time when customer is able to direct use of and obtain substantially all of the benefits from the learning platforms at the time the services are delivered.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue from educational content service and other services (cont.)

(iii) Other services revenue

Other services mainly include mobile media services, including mobile media advertising services etc. WFOE and its subsidiaries, VIE and VIE’s subsidiaries provide advertising services to customers on its mobile application in the form of pop-up ads and banners, and generates revenue from advertisements based on the posting period or based on the number of times viewers click on these advertisements etc. The promised services in each service contract are combined and accounted as a single performance obligation, as the promised services in a contract are not distinct and are considered as a significant integrated service. The VIE and VIE’s subsidiaries determine pricing for each contract separately. These services are recognized over time based on a straight-line basis over the period of services rendered as customers simultaneously receive and consume the benefits of these services throughout the service period. Returns and allowances are not a significant aspect of the revenue recognition process as historically they have been immaterial. For some contracts, the mobile media advertising revenue is generated based on the number of times viewers click on these advertisements or download the sponsor’s application to their phones or the number of days such advertisements are placed in the learning platform. Under much pricing model, the revenues are recognized at the point of time as the publishers deliver advertising services at the point in time. Net revenues presented on the unaudited condensed consolidated statements of loss and comprehensive loss are net of sales discount and sales tax.

Revenue from IT related solution services

WFOE and its subsidiaries, VIE and VIE’s subsidiaries derived revenue from IT related solution services through providing (i) design and development of customized IT system service; (ii) procurement and assembling of equipment needed to operate the customer’s systems; and (iii) technological support and maintenance service. The Company recognizes revenues on a gross basis as the Company is determined to be the primary obligor in fulfilling the contracts of IT related solution services initiated by the customer.

WFOE and its subsidiaries, VIE and VIE’s subsidiaries contract with higher education institutions and other institutional customers to provide design and development of customized IT system service, normally within a year. The terms of pricing and payment stipulated in the contract are fixed. One performance obligation is identified in the contracts with customers as the design and development of customized IT system service are a series of service that are inputs used to create the customized IT system, which are not distinct in the context of the contract. Revenue is recognized at the point when the system or platform are completed and accepted by the customers. Upon delivery of services, project completion inspection and customer acceptance notice are required as proof of the completion of performance obligations, which is a confirmation of customer to its ability to direct the use of and obtain substantially all of the benefits from, the design and development service. In instances where substantive completion inspection and customer acceptance provisions are specified in contracts, revenues are deferred until all inspection and acceptance criteria have been met.

WFOE and its subsidiaries, VIE and VIE’s subsidiaries generate revenue from procurement and assembling of equipment needed to operate the customer’s systems. The terms of pricing and payment stipulated in the contract are fixed. One performance obligation is identified in the contracts with customers as the equipment and related assembling services are both inputs used to create the customized equipment, which are not distinct in the context of the contract. Revenue is recognized at the point when the customized equipment are completed and accepted by the customers, normally within a year. Project completion inspection and customer acceptance notice are required as proof of the completion of performance obligations, which is a conformation of customer to its ability to direct the use of and obtain substantially all of the benefits from the systems. In instances where substantive completion inspection and customer acceptance provisions are specified in contracts, revenues are deferred until all inspection and acceptance criteria have been met.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue from IT related solution services (cont.)

From time to time, WFOE and its subsidiaries enter into arrangement to provide technological support and maintenance service of online platforms to its customers at a price stated in contract. WFOE and its subsidiaries’ efforts are expended evenly throughout the service period. The revenues for the technological support and maintenance service are recognized over the support and maintenance services period, usually one year or less. The contracts have a single performance obligation and are primarily on a fixed-price basis. No significant returns, refund and other similar obligations during each reporting period.

The following table summarizes disaggregated revenue from contracts with customers by service type:

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Revenue from educational content service and other services
– Subscription revenue	2,916,580	2,732,733
– Other services revenue	2,040,484	2,969,719
Subtotal	4,957,064	5,702,452
Revenue from IT related solution services	2,716,933	5,022,869
Total	7,673,997	10,725,321

The core principle underlying the revenue recognition ASU is that the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries will recognize revenue to represent the transfer of services to customers in an amount that reflects the consideration to which the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries expect to be entitled to in such exchange. This will require the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when services are provided to a customer.

The following table summarizes disaggregated revenue from contracts with customers by timing of revenue recognition:

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Services transferred at a point in time
– Revenue from IT related solution services	2,533,573	5,022,869
Services transferred over time
– Revenue from educational content service	5,095,370	5,702,452
– Revenue from IT related solution services	45,054	-
Total	7,673,997	10,725,321

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue from educational content service and other service  (cont.)

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. In accordance with ASC340-40-25-1, an entity shall recognize as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. Entities sometimes incur costs to obtain a contract that otherwise would not have been incurred. Entities also may incur costs to fulfil a contract before a good or service is provided to a customer. The revenue standard provides guidance on costs to obtain and fulfil a contract that should be recognized as assets. Costs that are recognized as assets are amortized over the period that the related goods or services transfer to the customer, and are periodically reviewed for impairment. Only incremental costs should be recognized as assets.

The revenue is recognized when control of the promised services is rendered over the service period and the payment from customers is not contingent on a future event, and the right to consideration in exchange for services that the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries have transferred to a customer is only conditioned on the passage of time. Therefore, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries do not have any contract assets. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries also do not have significant capitalized commissions or other costs as of December 31, 2025 and June 30, 2026.

Contract liabilities represents cash payment received from customers in advance of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries satisfying performance obligations under contractual arrangements, including those with performance obligations to be satisfied over a period of time and point in time. Contract liabilities are derecognized when or as revenue is recognized. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the contract liabilities at the beginning of the period were RMB 3,023,995 for the six months ended June 30, 2026.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on management’s assessment, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries has determined that it has two reportable segment as defined by ASC 280: (i) educational content services and other services. (ii) IT related solution services (Note 13).

The Company does not distinguish between markets for the purpose of internal reporting. The Company’s long-lived assets are all located in the PRC (including mainland China and Hong Kong) and substantially all of the Company’s revenues are derived from the PRC (including mainland China and Hong Kong). Therefore, no geographical segments are presented.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Risks and uncertainties

Liquidity

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

For the six months ended June 30, 2025 and 2026, the Company incurred a net loss of RMB 8,900,095, RMB 13,567,087, respectively. As of June 30, 2026, the Company had an accumulated deficit of RMB 354,599,377. Moreover, the Company had cash outflows of RMB 20,914,522 from operating activities for the six months ended June 30, 2026.

As of June 30, 2026, the Company reported working capital of RMB 81,771,254. In addition, the principal shareholder of the Company has made pledges to provide financial support to the Company whenever necessary.

Management considered the extension of the Company’s working capital position, the Company’s recent profitability and operating cash flows in evaluating the Company’s ability to meet its obligations as they become due. Accordingly, the management believes the company can continue as a going concern, the financial statements do not include any adjustments that might result from the outcome of this uncertainty. The unaudited condensed consolidated financial statements have been prepared on a going concern basis.

Credit risks

Financial instruments that potentially subject the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries to significant concentration of credit risk primarily cash and restricted cash and accounts receivables. The carrying amounts of cash represent the maximum exposure to credit risk. As of June 30, 2026, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries have RMB 17,728,773 in cash, which is mainly held in cash and demand deposits with several financial institutions in the PRC and Hong Kong. In the event of bankruptcy of one of these financial institutions, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries may not be able to claim its cash and demand deposits back in full. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries continue to monitor the financial strength of the financial institutions.

Accounts receivable are typically unsecured and denominated in RMB 39,555,891, derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries perform on its customers and its ongoing monitoring process of outstanding balances. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries maintain an allowance for doubtful accounts and actual losses have generally been within management’s expectations. Refer to major customers and supplying channels below for detail.

Currency convertibility risk

Substantially all of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ operating activities are settled in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Risks and uncertainties (cont.)

Major customers and supplying channels

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ customers primarily include higher education institutions, contractors of educational content and IT related solutions, telecommunications providers, providers of mobile Internet audio and video services, platform services providers and libraries.

For the six months ended June 30, 2025, one customer accounted for 34% of the Company’s total revenue, respectively. For the six months ended June 30, 2026, one customer accounted for 32% of the Company’s total revenue, respectively.

As of December 31, 2025, three customers accounted for 52% , 23% and 15% of the Company’s accounts receivable balance. As of June 30, 2026, three customers accounted for 78%，13% and 2% of the Company’s total accounts receivable balance.

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ suppliers primarily consist of software suppliers, IT equipment providers and advertising companies.

For the six months ended June 30, 2025, three suppliers accounted for 45%, 25% and 14% of the Company’s total purchases, respectively. For the six months ended June 30, 2026, one suppliers accounted for 100% of the Company’s total purchases, respectively.

As of December 31, 2025, one supplier accounted for 41% of the Company’s total accounts payable balance. As of June 30, 2026, one supplier accounted for 79% of the Company’s total accounts payable balance.

As of December 31, 2025, two supplier accounted for 67%,and 33% of the Company’s short-term prepayments. As of June 30, 2026, two suppliers accounted for 39% and 31% of the Company’s total short-term prepayments.

Statutory reserves

In accordance with China’s Company Laws, the Company’s VIEs in PRC must make appropriations from their after-tax profit, as determined under the accounting principles generally acceptable in the People’s Republic of China (“PRC GAAP”), to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s FIEs, the Company’s subsidiaries that are FIEs in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion.

As of December 31, 2025 and June 30, 2026, the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries had appropriated RMB 23,557,710 and RMB 23,573,981, respectively, in its statutory reserves.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting pronouncements

In December 2025, the FASB issued ASU 2025-12, which is to correct, clarify, and otherwise improve U.S. GAAP. ASU 2025-12 includes 33 improvements that span a wide range of topics, including Clarifying diluted earnings per share (EPS) calculation when a loss from continuing operations exists, Clarifying disclosure requirements for lease receivables from sales-type or direct financing leases, Revising the calculation of the reference amount for beneficial interests to prevent double counting credit losses, Clarifying the permissible methods to account for treasury stock retirements, and Clarifying the guidance for transfers of receivables from contracts with customers. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: (i) Prospectively to all transactions recognized on or after the date that the entity first applies the amendments, or (ii) Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. As the Board stated in the proposed guidance and reiterates in the ASU, the amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

On July 30, 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the potential impact of adopting this guidance on financial statements requirements and does not expect the adoption to have a material impact.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated financial position, statements of income and cash flows.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 3 — ACCOUNTS RECEIVABLE, NET

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB
Accounts receivable	59,552,803	39,555,891
Allowance for credit losses	(37,068,075)	(37,063,175)
Accounts receivable, net	22,484,728	2,492,716

The following table presents movement of the allowance for credit losses:

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Balance at the beginning of the year/period	38,352,201	37,068,075
Provisions (reversal) of expected credit losses	(43,641)	(4,900)
Balance at the end of the year/period	38,308,560	37,063,175

NOTE 4 — SHORT-TERM INVESTMENTS

As of December 31, 2025 and June 30, 2026, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had short-term investments, which mainly consists of wealth management products purchased from commercial banks, in the amount of RMB 4,596,952 and RMB 4,592,800, respectively. These wealth management products bear a highest expected rate of return ranging from 2.60% – 4.35%, either can be redeemed at any time or bear an initial maturity of more than three months but less than one-year. For the six months ended June 30, 2025 and 2026, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries did not recorded investment income in the unaudited condensed consolidated statements of operations and comprehensive loss.

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

The prepaid expenses and other current assets consist of the following:

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB
Tax recoverable	8,780,295	9,022,227
Deposits	3,138,975	504,468
Loan receivable due from a third party	1,398,509	7,250,047
Prepaid expense	181,269	135,820
Other receivables	1,052,801	13,816,974
	14,551,849	30,729,536

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 6 — INTANGIBLE ASSETS, NET

Intangible assets, stated at cost less accumulated amortization, consisted of the following

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB
Software and technology	1,509,433	1,509,433
Less: accumulated amortization	(855,345)	(1,006,288)
	654,088	503,145

Amortization expense was RMB 231,131 and RMB 150,943 for the six months ended June 30, 2025 and 2026, respectively. Estimated amortization expense relating to the educational contents for each of the next five years is as follows:

RMB
For the six months ending December 31, 2026	150,943
Year ending December 31, 2027	301,886
Year ending December 31, 2028	50,316
Total expected amortization expense	503,145

NOTE 7 — PREPAYMENTS

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB
Short-term prepayments
Advance to suppliers for services and inventories(1)	34,566,328	57,018,439

(1)	As of December 31, 2025 and June 30, 2026, short-term prepayments represent advance to suppliers for purchasing educational contents. Pursuant to the agreement, the educational contents will be delivered to the Company before March 31, 2027.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 8 — LEASES

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries lease office space from third parties. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries does not have any finance lease during the six months ended June 30, 2026 and 2025. Operating leases result in the recognition of ROU assets and lease liabilities on the balance sheet. ROU assets represent the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ right to use the leased asset for the lease term and lease liabilities represent the obligation to make lease payments.

As of June 30, 2026 the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had office space lease agreements with four unrelated third parties under non-cancelable operating leases, with terms ranging between 24 months and 26 months. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries consider those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries determine whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries use the rate implicit in the lease to discount lease payments to present value; however, most of the leases do not provide a readily determinable implicit rate. Therefore, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries discount lease payments based on an estimate of the incremental borrowing rate.

For operating leases that include rent holidays and rent escalation clauses, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries recognize lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries record the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the consolidated statements of income and comprehensive income. The corporate office lease also requires the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries to pay property management expenses which are included in the general and administrative expenses on the condensed consolidated statements of loss and comprehensive loss.

The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

For short-term leases, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries record operating lease expense in its consolidated statements of income and comprehensive income on a straight-line basis over the lease term and record variable lease payments as incurred.

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB
Right of use assets	878,649	392,387

Operating lease liabilities, current	785,968	326,432
Operating lease liabilities, noncurrent	48,033	—
Total operating lease liabilities	834,001	326,432

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 8 — LEASES (cont.)

For the six months ended June 30, 2025 and 2026, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries incurred operating lease expense of RMB 1,396,169 and RMB 471,689, respectively. The operating lease expenses were charged to general and administrative expenses.

Other information about the Company’s leases is as follows:

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Operating cash payments for operating leases	1,327,231	513,138
Weighted average remaining lease term (years)	1.36	0.40
Weighted average discount rate	3.1%	3.1%

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2026:

RMB
For the six months ending December 31, 2026	280,761
Year ending December 31, 2027	96,768
Total lease payments	377,529
Less: Imputed interest	(51,097)
Present value of lease liabilities	326,432

NOTE 9 — INCOME TAXES

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the six months ended June 30, 2025 and 2026, the Company had no unrecognized tax benefits. Due to uncertainties surrounding future utilization, the Company estimates there will not be sufficient future income to realize the deferred tax assets arising from net operating losses for the VIEs and the VIEs’ subsidiaries. The Company maintains a full valuation allowance on its net deferred tax assets arising from net operating losses as of December 31, 2025 and June 30, 2026.

The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense. The following table presents the composition of income tax benefits for the six months ended June 30, 2025 and 2026:

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Current income tax expenses	(267)	(4,485)
Deferred income tax benefits	—	—
	(267)	(4,485)

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 9 — INCOME TAXES (cont.)

The tax effects of temporary differences that give rise to the deferred tax balances at December 31, 2025 and June 30, 2026 are as follows:

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB
Deferred tax assets:
Provision for expected credit losses	133,501,610	9,196,196
Net operating losses carried forward	87,029,952	88,484,927
Excess marketing and advertising expense	2,357,152	2,357,152
Valuation allowance	(222,729,217)	(99,878,778)
Deferred tax assets, net	159,497	159,497

Uncertain tax positions

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Company is subject to income taxes in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. There were no uncertain tax positions as of June 30, 2026 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 10 — RELATED PARTY BALANCES AND TRANSACTION

Name	Relationship	December 31, 2025	June 30, 2026
		RMB	RMB
Due from related parties
Peixuan Wang (a)	Chairwomen of the Company	998,871	961,883
Total amount due from related parties		998,871	961,883
Due to related parties
Junjun Hao	Executive direct and manager of Sentu Lejiao	16,549	—
Others		88,048	120,507
Total amount due to related parties		104,597	120,507

(a)	As of December 31, 2025 and June 30, 2026, the balance due from Ms. Peixuan Wang represented the excess payment of professional fees to Ms. Peixuan Wang over the actual payments made by the related party on behalf of the Company.

NOTE 11 — COMMITMENTS AND CONTINGENCIES

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries may be involved in certain legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 12 — EQUITY

Ordinary shares

The Company was established under the laws of Cayman Islands on March 12, 2018. The authorized number of Ordinary Shares was 50,000 with par value of $1 per share. On March 12, 2018, the Company issued 10,000 shares to four shareholders in exchange for US$10,000.

On July 8, 2021, the Board of Directors adopted a consent resolution to effectuate a 10,000:1 stock reverse split, to sub-divide the original 10,000 issued ordinary shares of a nominal or par value of US$1 in the capital of the Company into 100,000,000 ordinary shares of a nominal or par value of US$0.0001. As a result, the Company had 500,000,000 authorized common shares, $0.0001 par value per share, of which 100,000,000 were issued and outstanding as of December 31, 2020 and 2021. The Company believes it is appropriate to reflect stock reverse split on a retroactive basis similar to stock split or dividend pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all the periods presented.

On January 19, 2026, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with several “non-U.S. Persons” (the “Private Placement Purchasers”) for a private placement (the “Private Placement”) of (i) 300,240,000 Class A ordinary shares with par value of $0.0001 each and (ii) 600,480,000 Warrants (the Warrants, and the Class A ordinary shares underlying the Warrants, the Warrant Shares), each to purchase one (1) Class A ordinary share at an initial exercise price of $0.0117 per Class A ordinary share that equals to $0.7 per ADS divided by 60 which is the number of Class A ordinary shares representing 1 ADS, provided that in no event shall the exercise price be lower than $0.0033 per Class A ordinary share that equals to $0.20 per ADS divided by 60 (the “Floor Price”). On January 26, 2026, the Company issued 300,240,000 Class A ordinary shares. On February 16, 2026, the Company issued 2,017,612,800 Class A ordinary shares to fully settle outstanding warrants. The Company raised an aggregation of RMB 24,131,139 ($3,502,800) from the private placement.

On June 3, 2026, the Company closed a registered direct offering (“RDO”) with certain non-affiliated institutional investors (the “RDO Purchasers”) pursuant to which the Company agreed to sell (1) 5,000,000 American Depositary Shares (the “ADSs”), and (2) accompanying series A warrants initially exercisable for 5,000,000 ADSs (the “Series A Warrants”). The combined effective offering price for each ADS and the accompanying Series A Warrant is $1.00. The Company raised net proceeds of RMB 29,691,574 ($4,309,935).

As of December 31, 2025, the Company had 462,320,000 Class A Ordinary Shares issued and outstanding and 54,790,000 Class B Ordinary Shares issued and outstanding, respectively. As of June 30, 2026, the Company had 3,080,172,800 Class A Ordinary Shares issued and outstanding and 54,790,000 Class B Ordinary Shares issued and outstanding, respectively.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 12 — EQUITY (cont.)

Profit appropriation and restricted net assets

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. The statutory reserves require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under the PRC laws and regulations, the PRC subsidiaries, VIE and VIE’s subsidiaries are restricted in their abilities to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB 130 million as of June 30, 2026. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIE and VIE’s subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIE and VIE’s subsidiaries due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

Series A Warrants

In connection with the RDO closed on June 3, 2026, the Company issued series A warrants initially exercisable for 5,000,000 ADSs. The Series A Warrants will be exercisable immediately upon issuance, and will expire five (5) years from the issuance date. The Series A Warrants have an initial exercise price of $1.00 per ADS, subject to adjustment in certain circumstances which may be incurred for anti-dilution purpose. The RDO Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. As of June 30, 2026, the Company had Series A Warrants to 5,000,000 ADS.

NOTE 13 — SEGMENT INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ CODM is Mr. Hu, CEO.

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, homogeneity of service and technology. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ operating segments are based on such organizational structure and information reviewed by the CODM to evaluate the operating segment results. Based on management’s assessment, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries has determined that it has two operating segments: (i) educational content services and other services. (ii) IT related solution services.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 13 — SEGMENT INFORMATION (cont.)

The following table presents revenue by segments for the six months ended June 30, 2025 and 2026, respectively:

	For the Six Months Ended June 30, 2025
	IT related solution services	Educational content service and other services	Total
	RMB	RMB	RMB
Revenue	2,716,933	4,957,064	7,673,997
Cost of revenue and related tax	(2,476,181)	(3,675,973)	(6,152,154)
Gross profit	240,752	1,281,091	1,521,843
Net loss	(1,839,227)	(7,060,868)	(8,900,095)

	For the Six Months Ended June 30, 2026
	IT related solution services	Educational content service and other services	Total
	RMB	RMB	RMB
Revenue	5,022,869	5,702,452	10,725,321
Cost of revenue and related tax	(6,423,019)	(3,270,082)	(9,693,101)
Gross (loss) profit	(1,400,150)	2,432,360	1,032,220
Net loss	(9,284,794)	(4,282,293)	(13,567,087)

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB
Identifiable long-lived assets, net:
IT related solution services	654,088	503,145
Educational content service and other services	17,920,312	10,190,689
Total	18,574,400	10,693,834

Substantially the majority of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ long-lived assets are substantially all located in and derived from China, and the amount of long-lived assets attributable to any individual other country is not material. Therefore, no geographical segments are presented.

NOTE 14 — SUBSEQUENT EVENT

On July 6, 2026, the Company changed the ratio of its ADSs from one (1) ADS representing sixty (60) class A ordinary shares to one (1) ADS representing one thousand and eight hundred (1,800) class A ordinary shares (the “2026 ADS Ratio Change”). For Jianzhi’s ADS holders, the 2026 ADS Ratio Change had the same effect as a one-for-fifty reverse ADS split. Each ADS holder of record on July 6, 2026 was required to surrender and exchange every thirty (30) existing ADSs then held for one (1) new ADS.